# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ScanTech AI Systems Inc., CIK 0001994624
CUSIP: 80603V104
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1177 AVENUE OF THE AMERICA, SUITE 5100, New York, New York (NY), 10036
Date of event which requires filing of this statement: 01/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001914798

## Reporting persons
- Silverback Capital Corporation: type of reporting person: broker-dealer (BD), bank (BK), insurance company (IC), church plan (CP), individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 1,200,000; shared voting power 0; sole dispositive power 1,200,000; shared dispositive power 0; aggregate amount beneficially owned 1,200,000 (6.41% of the class)
  Comment: * Based on 18,722,803 shares outstanding as of January 2, 2025 (as reported by Form 8-K filed by the Issuer on January 8, 2025).

## Item 1. Issuer
Name of issuer: ScanTech AI Systems Inc.
Address of issuer's principal executive offices: 1177 Avenue of the Americas, Suite 5100, New York, NY 10036

## Item 2. Person Filing
Name of person filing: Silverback Capital Corporation
Address of principal business office or, if none, residence: 614 North Dupont Highway, Suite 210 Dover, Delaware, 19901
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,200,000
Percent of class: 6.41
Sole power to vote or to direct the vote: 1,200,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,200,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Silverback Capital Corporation: /s/ Gillian Gold, Gillian Gold (02/03/2025)